Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Foresight Acquisition Corp. II on Amendment No. 2 to Form S-1 (File No. 333-256877) of our report dated June 7, 2021, except for the second paragraph of Note 8, as to which the date is October 21, 2021,which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Foresight Acquisition Corp. II as of April 26, 2021 and for the period from March 23, 2021 (inception) through April 26, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

October 21, 2021